Exhibit 3.3

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A LIMITED LIABILITY COMPANY TO A

CORPORATION PURSUANT TO SECTION 265 OF

THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware     .

2.) The jurisdiction immediately prior to filing this Certificate is Delaware     .

3.) The date the Limited Liability Company first formed is 10/24/2017     .

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is CorpHousing LLC     .

5.) The name of the Corporation as set forth in the Certificate of Incorporation is CorpHousing Group Inc     .

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 30th day of December     , A.D. 2021.

By:
Name:	Brian Ferdinand
Title:	CEO and Chairman